18001497

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-34626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Parsons, (303) 623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

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ALPS Distributors, Inc.

Statement of Financial Condition

December 31, 2017

OATH OR AFFIRMATION

I, Bradley Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Distributors, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP, COO, CFO, FINOP

Title

Notary Public

SARAH VANDEWERKEN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174027652
MY COMMISSION EXPIRES JUNE 30, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Distributors, Inc.
Table of Contents
December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
ALPS Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2018

We have served as the Company's auditor since 2012.

ALPS Distributors, Inc.
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	990,326
Accounts receivable, net of allowance of $184,955		1,872,027
Prepaid expenses, deposits and other assets		171,193
Deferred income tax assets, net		24,721
Total assets	$	3,058,267
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	93,997
Payable to Parent		404,063
Total liabilities		498,060
Stockholder's Equity		
Common stock, $0 par, 100,000 shares authorized, 1,000 shares issued and outstanding		—
Paid-in capital		2,560,207
Total stockholder's equity		2,560,207
Total liabilities and stockholder's equity	$	3,058,267

The accompanying notes are an integral part of the financial statement.

ALPS Distributors, Inc.
Notes to the Financial Statement
December 31, 2017

1. Description of Business and Basis for Presentation

ALPS Distributors, Inc. ("we", "our", "us", the "Company" or "ADI") is a wholly-owned subsidiary of ALPS Holdings, Inc. ("AHI"). AHI is a wholly-owned subsidiary of DST Systems, Inc. ("DST"). ADI is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

We perform various services for our clients including: supervising and maintaining licenses of clients staff, review and approval of marketing materials, acting as legal underwriter/distributor of mutual fund and similar products, administering 12b-1 plans, execution of broker/dealer selling agreements, performing due diligence on financial intermediaries, acting as agent for private placement securities, and administering the firm and regulatory element for registered representatives.

We operate under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claim exemption from the remaining provisions of that Rule. As such, we are not required to maintain a "Special Account for the Exclusive Benefit of Customers."

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents
We consider all liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts receivable
Accounts receivable are stated at the amount billed to fund clients. We provide an allowance for bad debt, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the fund clients. We extend unsecured credit to our customers.

Income taxes
ADI is included within the consolidated federal income tax return of DST. We compute income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded under the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2017 which were deemed Level 1, Level 2 or Level 3.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Subsequent events
Subsequent events have been evaluated through February 26, 2018, which is the date the financial statements were available to be issued. No subsequent events were identified which would require recognition or disclosure.

3. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax asset of $24,721 at December 31, 2017 is comprised of deferred tax liabilities of $19,351 and deferred tax assets of $44,072. The net deferred tax asset at December 31, 2017 relates primarily to the difference in the timing of recognition of the allowance for bad debt and prepaid expenses for book and tax purposes. Based on our assessment, we have determined that it is more likely than not that its deferred tax assets will be realized in the future. Accordingly, no valuation allowance has been established on our deferred tax assets.

Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

4. Related Party Transactions

ADI and ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of ADI and ADI agrees to reimburse AFS for such costs paid by AHI on its behalf.

For the year ended December 31, 2017, ADI paid cash dividends to DST in the amount of $4,848,639.

The Company has an agreement with DST whereby certain cash collections and payments are made by DST on behalf of the Company. At December 31, 2017, ADI had a payable to Parent of $404,063 which represents a net balance as the result of cash received from revenue and cash paid for expenses by DST. These amounts are settled periodically throughout the year.

5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Other contingencies
We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition.

Indemnifications
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

6. Net Capital Requirements

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2017, we had net capital of $492,266, which was $242,266 in excess of our required net capital of $250,000.